Exhibit 14
INVENTION TITLE

Hybrid vehicle engine/generator configuration power-propulsion method

SPECIFICATIONS
[Para 1] The present invention relates to a hybrid vehicle engine/generator configuration power-propulsion method. The invention is comprised of a rotary piston engine with opposing pistons which when fired produce the rotary action on the block so that the block rotates as the piston are fired. The coils and magnets to produce the electricity and act as a motor are attached to the rotating block and the fixed armature.
[Para 2] When gasoline or other fuel is fed into the cylinders and fired, the unit acts as a combustion engine and the block rotates. As the block rotates it creates electricity by the action of the magnet/coil interaction which electricity is then fed to batteries where it is stored. If the combustion process is stopped, the electricity can be fed back to the unit, (reversing the polarity) which then acts as an electric motor in a normal manner.
[Para 3] The device can be set up strictly as a power generator fed for example by natural gas - which is available universally in most metro areas so it would allow each business, hospital, factory, or home to produce and store its own electricity
[Para 4] The invention can also be used as a stand alone power source for providing power for numerous applications in military, home, and industrial applications.
What is claimed is:
[Claim 1] A combined combustion engine and electrical motor/generator is able to produce electricity when the combustion engine is operating which electricity is then stored in a bank of batteries. When the combustion engine is turned off, the polarity of the electricity can be reversed, fed back into the engine which then operates as an electric motor (it may be necessary to open ports in the combustion engine to eliminate any compression in the cylinders when in the electric motor phase). This is a big advantage in a hybrid vehicle since there is no need for separate units (separate motors and separate combustion engines) and the complex coordination of these two units to provide power when needed.
ABSTRACT
[Para 5] The invention is a method of combining electrical motor power, battery storage of electricity and internal combustion engine power to be used in a hybrid vehicle. A rotary engine with a rotating block is fitted with coils and magnets on the block and armature so that one unit can work as either a combustion engine or as an electrical motor.